UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-52056

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended January 31, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

TapSlide, Inc.
Full Name of Registrant

Former Name if Applicable

220-402 Summit Blvd.
Address of Principal Executive Office (Street and Number)

Broomfield, CO 80021
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has experienced a delay in compiling the financial statements required in the Form 10-K as a result of the change of control that occurred during the fiscal year ended January 31, 2009.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Stefanski (Name)	(303) (Area Code)	292-3883 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects its expenses to increase significantly as a result of its current business plan to develop applications for use on Apple’s iPhone, and the new iPhone 3G. Specifically, the Company anticipates its General and Administrative costs to increase from $42,759 for the year ended January 31, 2008 to $163,649 during the year ended January 31, 2009, an increase of $120,890 or 282.7%. The Company also anticipates Payroll expenses will increase from $0 for the year ended January 31, 2008 to $146,390 during the year ended January 31, 2009. Further, the Company anticipates its Professional Fees will increase from $42,283 during the during the year ended January 31, 2008 to $114,322 during the year ended January 31, 2009, an increase of $72,039 or 170.4%. Primarily as a result of the above, the Company anticipates that its net loss will increase from $260,307 during the during the year ended January 31, 2008 to $498,413 during the year ended January 31, 2009, an increased loss of $238,106 or 91.5%.

TapSlide, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 4/30/09	By /s/ Steven M Grubner Steven M Grubner, Chief Financial Office

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.